Energy Recovery, Inc.
1717 Doolittle Drive
San Leandro, CA 94577
Phone: (510) 483-7370

VIA EDGAR SUBMISSION

November 22, 2019

Ms. Laura Veator
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Energy Recovery, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 7, 2019, as amended on March 12, 2019
File No. 001‑34112

Dear Ms. Veator:

I am writing on behalf of Energy Recovery, Inc. (“ERI” or the “Company”). The Company hereby acknowledges receipt of the letter dated November 21, 2019 (the “Comment Letter”) containing a comment from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 10‑K for the fiscal year ended December 31, 2018 filed on March 7, 2019, as amended on March 12, 2019. The Comment Letter requests that the Company respond to the Staff’s comment within ten business days of the date thereof or advise the Staff when the Company will respond.

This correspondence serves as the Company’s request for an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comment. The Company has asked me to inform you that it expects to provide a response to the Comment Letter on or before December 16, 2019.

Please contact me at (510) 746‑5034 x12334 if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Joshua Ballard
Joshua Ballard Chief Financial Officer